UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Western Refining Logistics, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

95931Q 205

(CUSIP Number)

Francis J. Aquila

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No: 95931Q 205

1	Names of reporting persons. Tesoro Corporation
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 32,018,847[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 32,018,847[1]

11	Aggregate amount beneficially owned by each reporting person 32,018,847[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 52.5%[2]
14	Type of reporting person CO

1.	Western Refining Southwest, Inc., a Delaware limited liability company (“WRSW”) is a limited partner of Western Refining Logistics, LP (the “Issuer”) and the record holder of 31,390,623 common units representing limited partnership interests in the Issuer (“Common Units”). St. Paul Park Refining Co. LLC, a Delaware limited liability company and indirect, wholly owned subsidiary of Western Refining, Inc. (“Western”) is the record holder of 628,224 Common Units of the Issuer. Western Acquisition Holdings, LLC, a Delaware limited liability company (“WAH”), owns approximately 61.3% of the outstanding shares of WRSW, and is a wholly owned subsidiary of Giant Industries, Inc., a Delaware corporation (“Giant”), which is a wholly owned subsidiary of Western and owns approximately 38.7% of the outstanding shares of WRSW. Western is a direct, wholly owned subsidiary of Tesoro Corporation, a Delaware corporation (“Tesoro”). Tesoro may also be deemed to be the indirect beneficial owner of (i) all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) and (ii) the non-economic general partner interest in the Issuer.
2.	Based upon approximately 60,995,050 common units representing limited partner interests (“Common Units”) of the Issuer issued and outstanding as of June 1, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 95931Q 205

1	Names of reporting persons. Western Refining, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 32,018,847[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 32,018,847[1]

11	Aggregate amount beneficially owned by each reporting person 32,018,847[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 52.5%[2]
14	Type of reporting person CO

1.	WRSW is a limited partner of the Issuer and the record holder of 31,390,623 Common Units. St. Paul Park Refining Co. LLC, a Delaware limited liability company and indirect, wholly owned subsidiary of Western is the record holder of 628,224 Common Units. WAH owns approximately 61.3% of the outstanding shares of WRSW, and is a wholly owned subsidiary of Giant, which is a wholly owned subsidiary of Western and owns approximately 38.7% of the outstanding shares of WRSW. Western is a direct, wholly owned subsidiary of Tesoro.
2.	Based upon approximately 60,995,050 Common Units of the Issuer issued and outstanding as of June 1, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 95931Q 205

1	Names of reporting persons. Giant Industries, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 32,018,847[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 32,018,847[1]

11	Aggregate amount beneficially owned by each reporting person 32,018,847[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 52.5%[2]
14	Type of reporting person OO

1.	WRSW is a limited partner of the Issuer and the record holder of 31,390,623 Common Units. St. Paul Park Refining Co. LLC, a Delaware limited liability company and indirect, wholly owned subsidiary of Western is the record holder of 628,224 Common Units. WAH owns approximately 61.3% of the outstanding shares of WRSW, and is a wholly owned subsidiary of Giant, which is a wholly owned subsidiary of Western and owns approximately 38.7% of the outstanding shares of WRSW. Western is a direct, wholly owned subsidiary of Tesoro.
2.	Based upon approximately 60,995,050 Common Units of the Issuer issued and outstanding as of June 1, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 95931Q 205

1	Names of reporting persons. Western Acquisition Holdings, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 32,018,847[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 32,018,847[1]

11	Aggregate amount beneficially owned by each reporting person 32,018,847[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 52.5%[2]
14	Type of reporting person OO

1.	WRSW is a limited partner of the Issuer and the record holder of 31,390,623 Common Units. St. Paul Park Refining Co. LLC, a Delaware limited liability company and indirect, wholly owned subsidiary of Western is the record holder of 628,224 Common Units. WAH owns approximately 61.3% of the outstanding shares of WRSW, and is a wholly owned subsidiary of Giant, which is a wholly owned subsidiary of Western and owns approximately 38.7% of the outstanding shares of WRSW. Western is a direct, wholly owned subsidiary of Tesoro.
2.	Based upon approximately 60,995,050 Common Units of the Issuer issued and outstanding as of June 1, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 95931Q 205

1	Names of reporting persons. Western Refining Southwest, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Arizona

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 32,018,847[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 32,018,847[1]

11	Aggregate amount beneficially owned by each reporting person 32,018,847[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 52.5%[2]
14	Type of reporting person OO

1.	WRSW is a limited partner of the Issuer and the record holder of 31,390,623 Common Units. St. Paul Park Refining Co. LLC, a Delaware limited liability company and indirect, wholly owned subsidiary of Western is the record holder of 628,224 Common Units. WAH owns approximately 61.3% of the outstanding shares of WRSW, and is a wholly owned subsidiary of Giant, which is a wholly owned subsidiary of Western and owns approximately 38.7% of the outstanding shares of WRSW. Western is a direct, wholly owned subsidiary of Tesoro.
2.	Based upon approximately 60,995,050 Common Units of the Issuer issued and outstanding as of June 1, 2017, with such figure provided to the Reporting Persons by the Issuer.

Explanatory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Tesoro Corporation (“Tesoro”), Western Refining, Inc. (“Western”), Giant Industries, Inc. (“Giant ”), Western Acquisition Holdings, LLC (“WAH”) and Western Refining Southwest, Inc. (“WRSW” and collectively with Tesoro, Western, Giant and WAH, the “Reporting Persons”) on June 1, 2017 (the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein.

Item 4.	Purpose of the Transaction.

Item 4 of the Initial Statement is hereby amended and supplemented as follows:

On July 20, 2017, to the Chairman of the conflicts committee of the board of the general partner of the Issuer (the “Issuer Board”) received a proposal from Tesoro Logistics LP (“TLLP”) to acquire all of the outstanding Common Units of the Issuer for common units of representing limited partnership interests in TLLP (“TLLP Common Units”), at an exchange ratio of 0.4906 TLLP Common Units for each Common Unit of Issuer (the “Proposed Transaction”).

The foregoing description of the Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal Letter which is filed as Exhibit G hereto and is incorporated by reference in its entirety into this Item 4.

There can be no assurance that any discussions that may occur between the Reporting Persons, the Issuer and TLLP will contain transaction terms consistent with those described in the Proposal Letter or result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a possible transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a potential transaction and the consummation of any such transaction is subject to a number of contingencies, which are beyond the control of the Reporting Persons, including the satisfactory completion of due diligence, the approval of the Issuer Board and the board of directors of the general partner of TLLP (the “TLLP Board”), the approval of the conflicts committees established by the Issuer Board and the TLLP Board, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.

The Reporting Person does not intend to disclose developments with respect to the foregoing unless and until the Issuer Board and the TLLP Board have approved a specific transaction, if any, except as may be required by law. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented as follows:

Exhibit G             Proposal Letter, dated July 20, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2017

TESORO CORPORATION

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President, General Counsel and Secretary

WESTERN REFINING, INC.

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President, General Counsel

GIANT INDUSTRIES, INC.

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President, General Counsel

WESTERN ACQUISITION HOLDINGS, LLC

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President, General Counsel

WESTERN REFINING SOUTHWEST, INC.

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President, General Counsel